Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-183772
Relating to the Preliminary Prospectus
Supplement, filed on May 15, 2014

AMERICAN CAPITAL MORTGAGE INVESTMENT CORP.
8.125% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
($25.00 LIQUIDATION PREFERENCE PER SHARE)

Final Term Sheet
May 15, 2014

Issuer:  American Capital Mortgage Investment Corp.
Security:  8.125% Series A Cumulative Redeemable Preferred Stock
Shares offered:  2,000,000 shares
Over-allotment option:  300,000 shares
Type of security: SEC Registered—Registration Statement No. 333-183772; preliminary prospectus supplement, subject to completion, dated May 15, 2014
Trade date: May 15, 2014
Settlement and delivery date: May 22, 2014 (T +5)
Public offering price: $25.00 liquidation preference per share; $50,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)
Underwriting discount: $0.7875 per share; $1,575,000 total (assuming the over-allotment option is not exercised)
Net proceeds to the Issuer, before expenses: $24.2125 per share; $48,425,000 total (assuming the over-allotment option is not exercised)
Maturity: Perpetual (unless redeemed by the Issuer on or after May 22, 2019, pursuant to the optional redemption right described below, or redeemed by the Issuer at any time pursuant to the special optional redemption right described below, or converted by an investor in connection with a Change of Control as described below or redeemed by the Issuer pursuant to its amended and restated certificate of incorporation to preserve its qualification as a real estate investment trust, or REIT).
Dividend rate: Quarterly cumulative dividends, in arrears, on the 15th day of each January, April, July and October (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on either the immediately preceding business day or the next succeeding business day) from the date of original issuance at 8.125% of the $25.00 per share liquidation preference per annum (equivalent to $2.03125 per annum per share), commencing on July 15, 2014.
Liquidation preference: $25.00 per share
Optional redemption: Not redeemable before May 22, 2019, except under circumstances intended to preserve the Issuer’s qualification as a REIT, for federal income tax purposes and except as described below under “Special optional redemption.” On or after May 22, 2019, the Issuer may, at its option, redeem any or all of the shares of the Series A Preferred Stock at $25.00 per share plus any accumulated and unpaid dividends to, but not including, the redemption date.
Special optional redemption: Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem any or all of the shares of Series A Preferred Stock within 120 days after the first date on which such Change of Control occurred at a cash redemption price of $25.00 per share plus any accumulated and unpaid dividends to, but not including, the redemption date. If, prior to the Change of Control Conversion Date (as defined below), the Issuer has provided notice of its election to redeem some or all of the Series A Preferred Stock (whether pursuant to its optional redemption right or this special optional redemption right), the holders of Series A Preferred Stock will not have the conversion right described below under “Conversion Rights” with respect to the shares of Series A Preferred Stock called for redemption.

Change of Control: Deemed to occur when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Issuer’s stock entitling that person to exercise more than 50% of the total voting power of all the Issuer’s stock entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in clause (i) above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE MKT LLC (the “NYSE MKT”) or The NASDAQ Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or Nasdaq.
Conversion Rights: Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (subject to the special optional redemption described above) to convert some or all of the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series A Preferred Stock to be converted equal to the lesser of:

•
the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock plus the amount of any accumulated and unpaid dividends thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date and prior to the corresponding dividend payment date for the Series A Preferred Stock, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price (as defined below); and

•	2.51004 (the “Share Cap”), subject to adjustments to the Share Cap for any splits, subdivisions or combinations of our common stock.
The “Common Stock Price” is (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by Pink OTC Markets Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.
The “Change of Control Conversion Date” is the date the Series A Preferred Stock is to be converted, which will be a business day selected by the Issuer that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series A Preferred Stock.
The “Exchange Cap” is the aggregate number of shares of the Issuer’s common stock (or equivalent alternative conversion consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right. For the avoidance of doubt, subject to certain adjustments, the Exchange Cap will not exceed 5,020,080 shares of the Issuer’s common stock (or equivalent alternative conversion consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series A Preferred Stock is exercised, not to exceed 5,773,092 shares of the Issuer’s common stock in total (or equivalent cash, securities or other property or assets (including any combination thereof), as applicable).

Proposed Nasdaq Global Select Market listing symbol:  MTGEP
CUSIP:  02504A 203
ISIN: US02504A2033

Joint book-running managers:
Morgan Stanley & Co. LLC
UBS Securities LLC

Joint lead managers:
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.

Co-managers:
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Maxim Group LLC
Oppenheimer & Co.
Sterne, Agee & Leach, Inc.
Wunderlich Securities, Inc.

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends: The following table sets forth the Issuer's ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods presented on a pro forma or actual basis, as indicated. The ratio of earnings to combined fixed charges and preferred dividends was computed by dividing earnings by the Issuer's combined fixed charges and preferred dividends. For purposes of calculating this ratio, “earnings” include pre-tax income from continuing operations before extraordinary items plus fixed charges. “Fixed charges” consist of interest on all indebtedness determined in accordance with accounting principles generally accepted in the United States (“GAAP”). “Preferred stock dividends” consist of dividends paid on the Issuer's issued and outstanding preferred stock.

	Pro Forma(1)	Actual (2)
	Quarter Ended March 31, 2014	Quarter Ended March 31, 2014	Year Ended December 31,		Period From August 9, 2011 (Date Operations Commenced) to December 31, 2011 (3)
			2013	2012
Ratio of earnings to combined fixed charges and preferred stock dividends	6.2	6.9	(1.2)	12.2	12.1
 ______________

(1)
In calculating the pro forma ratio of earnings to combined fixed charges and preferred stock dividends, we have assumed that the shares of Series A Preferred Stock offered pursuant to this prospectus supplement were issued on January 1, 2014.

(2)	We did not have any shares of preferred stock issued and outstanding for the periods presented.

(3)	We were incorporated on March 15, 2011 and completed our initial public offering of our common stock on August 9, 2011.

The Issuer has filed a registration statement (including a base prospectus dated November 12, 2013) and a preliminary prospectus supplement, dated May 15, 2014 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free 1-866-718-1649 or UBS Securities LLC by calling toll-free 1-877-827-6444, ext. 561 3884.